Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

July 19, 2010

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Beijing Century Health Medical, Inc., formerly Super Luck, Inc.

Form 10-K for the year ended November 30, 2009

Form 10-Q for the three months ended February 28, 2010

File Number: 000-51817

Dear Mr. Rosenberg:

Please be advised that our law firm serves as legal counsel to Beijing Century Health Medical, Inc., a Delaware corporation (the “Company”).

This letter is in regards to your comment letter dated July 9, 2010 (the “Comment Letter”).   The Company is in receipt of the Comment Letter.  The Company is currently in the process of responding to your comments.  Due to the nature of the comments, the Company is unable to meet the filing deadline set forth in your Comment Letter.  The Company anticipates that it will be able to respond to the comments on or before August 6, 2010.  Accordingly, on behalf of the Company, we respectfully request an additional extension until August 6, 2010 in which to submit the Company’s responses to the Comment Letter.  Your understanding with this matter is greatly appreciated.

Thank you for your time and assistance with this matter.  Please feel free to contact me if you have any questions regarding the foregoing.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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